03006259

NO ACT
P.E 12.14.02
1-35

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 28, 2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Act 1934
Section
Rule 14A-8
Public Availability 1-28-2003

Re: General Electric Company
Incoming letter dated December 14, 2002

Dear Mr. Fraser:

This is in response to your letter dated December 14, 2002 concerning the shareholder proposal submitted to GE by Helen Quirini. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90276

1934 Act, Section 14(a)
Rule 14a-8(i)(3), (10), and (7)

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*
e-mail: eliza.fraser@corporate.ge.com

December 14, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Helen Quirini,
<u>With John Chevedden Designated As Proxy</u>

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Helen Quirini, who has appointed John Chevedden as her proxy:

> Shareholders recommend the Board of Directors amend the bylaws to require that an independent director, who has not served as CEO of the Company, shall serve as Chairman of the Board of Directors.

A copy of the Proposal is enclosed as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(3) because the Proposal is vague and indefinite; (ii) Rule 14a-8(i)(3) because the Proposal contains false and misleading statements in violation of Rule 14a-9; (iii) Rule 14a-8(i)(10) because the Proposal has been substantially implemented; and (iv) Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of GE.

I. The Proposal Is So Vague and Indefinite as To Be Misleading.

Rule 14a-8(i)(3) states that a share owner proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff of the Division of Corporation Finance (the "Staff") has consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the share owners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the share owners nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal, if implemented, would leave the Company's Board of Directors and management, as well as the Company's share owners, in the position of not knowing who would be eligible to serve as GE's Chairman because the Proposal does not include a definition of "independent" director. While the Proposal identifies one relationship -- i.e., former CEO of the Company -- that would disqualify an individual from serving as the "independent" Chairman, there are differing views on what other relationships a director may have that would result in that director not being deemed "independent."

Indeed, unlike the instant Proposal, in numerous share owner proposals involving Mr. Chevedden, Mr. Chevedden has included definitions of "independence" which, although different to some degree in each case, at least provided some guidance on this issue. See, e.g., General Electric Company (February 4, 2002) (proposal defined a director as independent if "his or her only non-trivial professional, familial or financial connection to the corporation or its CEO is his or her directorship"); AMR Corporation (April 3, 2001) (proposal requesting company to adopt Council of

Institutional Investors' standard of independence in the company's bylaws); General Motors Corporation (March 22, 2001) (proposal defined a director as independent if "his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 5 years is their directorship" (emphasis added)); The Boeing Company (February 13, 2001) (proposal defined a director as independent if "his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 10 years is his or her directorship" (emphasis added)); AT&T Corp. (February 13, 2001) (same); and PG&E Corporation (January 22, 2001) (same).

Despite the fact that GE has recently adopted a definition of independence that goes beyond the requirements of the proposed listing standards of the New York Stock Exchange (the "NYSE"), neither GE nor the share owners know whether that definition is appropriate for implementing the Proposal, or whether the Proposal intended to use one of the other definitions that Mr. Chevedden has used in past proposals -- or yet a different definition.

Accordingly, for the reasons stated above, the Proposal is so vague and indefinite that it is inherently misleading and, therefore, excludable under Rule 14a-8(i)(3).

II. The Proposal Is False and Misleading.

The Staff has consistently concurred that a company may properly omit entire share owner proposals and supporting statements under Rule 14a-8(i)(3) where they contain false and misleading statements, including statements that impugn the character and integrity of the members of a company's board of directors or management without factual foundation. The Proposal contains all three defects. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001) (proposal that directors "try not to violate their fiduciary duty to the stockholders" excluded on the grounds that the implication raised by the proposal (i.e., that the directors have been violating their fiduciary duties to stockholders) "impugns the character, integrity and personal reputation" of the directors and is per se misleading under Rule 14a-9); General Magic, Inc. (May 1, 2000) (proposal that the company change its name to "The Hell With Share Holders Inc." is inflammatory and is per se misleading under Rule 14a-9). We urge the Staff to provide such relief here.

A. Proposal contains statements previously ruled "False and Misleading."

The proponent includes the following statements in her Proposal that the Staff has previously specifically ruled are false and misleading in connection with its review of other share owner proposals:

- "The primary purpose of the Board of Directors is to protect shareholder's interests by providing independent oversight of management, including the CEO."
- "Corporate Governance experts have questioned how one person, serving as both Chairman and CEO, can effectively monitor and evaluate his or her own performance."
- "Shareholders believe that an independent Chairman will strengthen the Board's integrity . . . ."

See Peoples Energy Corporation (November 3, 2002) (second bullet only); First Mariner Bancorp (March 20, 2002) (first and second bullets); and UAL Corporation (January 25, 2002) (third bullet). In these letters, the Staff held that the first bullet could be omitted unless the proponent were to recast it as his opinion; the second bullet could be omitted unless the proponent provided factual support for the statement; and the third bullet could be omitted unless the proponent were to recast it as his own opinion.

B. Proposal includes statements that are inflammatory or impugn the character and integrity of the members of the Board of Directors or management without factual foundation.

In addition, the proponent has no factual basis for making any of the following statements, which are inflammatory and impugn the character of the members of the Board of Directors and management without factual foundation in violation of Rules 14a-8(i)(3) and 14a-9:

- "An independent chairman is particularly important at our company where there is a pronounced lack of independence in many individual directors."
- "To ensure a check and balance oversight of our long-term investment . . . ."
- "Peter Crist, vice chairman of Korn/Ferry International said separating the role of CEO and Chairman is healthy and a growing trend. Consolidating the two roles under one person sometimes leads to the 'imperial CEO,' Crist said. 'When you aggregate all the power in one person, that's very difficult to check,' he said."

- "Shareholders believe the current combination of chairman and CEO roles is a conflict of interest because one of the chairman's main functions is to monitor the CEO."

The Staff has consistently held that inflammatory statements that impugn the character of the members of the board of directors or management without factual foundation may be omitted. See, e.g., Honeywell International Inc. (October 26, 2001) (permitting omission of a statement asserting that the company's chairman was "forced out" with the help of "a $10 million check" as inaccurate and an attempt to impugn the character of company officers); The Swiss Helvetia Fund, Inc., supra; General Magic, Inc., supra; and Electronic Data Systems Corporation (March 11, 1999) (permitting omission of a statement asserting that the company's board of directors considered one of the company's officers to be "mediocre" as inaccurate and lacking factual foundation).

Three additional statements included in the Proposal are materially false and misleading because they bear no relevance to the subject matter of the Proposal or lack appropriate citation or factual support:

- "Under the current system our Chairman Jack Welch left our company with $800 million in company stock. Yet retirees are sometimes left with less than an $800 a month pension after 30 years of service. Plus little hope of a cost of living allowance."

- "According to Plato if the CEO takes too large a share of the rewards, it makes a mockery of the contributions of all the other employees in a successful organization."

- "Two-thirds of directors favor splitting the roles of chairman and CEO as a way to reform the way corporations operate and prevent business collapses like Enron, said a McKinsey & Co. corporate governance survey."

The Staff has consistently held that statements that bear no relevance to the subject matter of the proposal or that lack appropriate citation or factual support may be omitted. See, e.g., J. Alexander's Corporation (April 1, 2002) (ruling that various statements in the proposal may be omitted unless the proponent provided factual support for those statements); Northrop Grumman Corporation (March 22, 2002) (ruling that three separate statements in the proposal may be omitted unless the proponent provided citations to a specific source); Southwest Airlines Co. (March 21, 2002) (ruling that four separate statements in the proposal may be omitted unless the proponent provided citations to a specific source); Occidental

Petroleum Corporation (March 8, 2002) (same); General Electric Company (January 24, 2001) (ruling that various statements in the proposal may be omitted unless the proponent provided factual support or revised the proposal in the manner requested by the Staff); and Cigna Corporation (February 16, 1988) (ruling that five paragraphs in the proposal may be omitted "because they are unrelated to the subject matter of the proposal").

C. Proposal contains statements which do not reflect changed facts.

The following statement is materially false and misleading because it would give GE's share owners the false impression that the number of GE directors has not changed since the date of its 2002 proxy statement, and that any relationships that those directors had with GE remain in place:

- "According to our company's 2002 proxy statement the majority of the our board is made up of: [c]urrent employees[, f]ormer employees[, d]irectors who bill GE for legal and financial work[, d]irectors who have private business deals with our company[.]"

Quite the contrary, since the date of the Company's 2002 proxy statement, GE has announced corporate governance changes, three new independent directors have joined the Board, and the business relationships that two of GE's directors had with GE as disclosed in the proxy statement have ceased. As of today, 11 out of 19 directors are independent under the proposed NYSE listing standards (on January 1, 2003, 11 of GE's 17 directors will be independent under the NYSE's proposed listing standards). Press releases announcing GE's corporate governance changes and three new directors are attached hereto as Annex 1. Charts from GE's website, *http://www.GE.com*, showing the independence of the Board and changes in business relationships are attached hereto as Annex 2.

D. Proposal contains unattributed statements of opinion.

Lastly, the proponent makes three statements in which she refers to what share owners "believe." Since it is the proponent alone who is presenting the Proposal, not the "[s]hareholders," the following statements cannot be properly attributed to "[s]hareholders" and, therefore, are false and misleading under Rule 14a-8(i)(3):

- "Shareholders believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company."

- "Shareholders believe the current combination of chairman and CEO roles is a conflict of interest because one of the chairman's main functions is to monitor the CEO."
- "Shareholders believe that an independent Chairman will strengthen the Board's integrity . . . ."

The Staff has consistently held that unsupported statements such as those cited above may be omitted unless the proponent were to recast them as his or her personal opinion. See, e.g., Minnesota Corn Processors, LLC (April 4, 2002) (ruling that various statements in the proposal may be omitted unless the proponent recasts them as the proponent's opinion); CET Environmental Services, Inc. (April 1, 2002) (two statements); First Mariner Bancorp (March 20, 2002) (three statements); Marriott International, Inc. (March 14, 2002) (same); The Home Depot, Inc. (April 4, 2000) (same).

E. Proposal is so misleading it may be omitted in its entirety.

GE believes that the Proposal is so replete with statements that are false and misleading that GE should be permitted to omit the entire Proposal from the Company's 2003 proxy materials pursuant to 14a-8(i)(3). Indeed, the Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). Here, virtually every statement made in the supporting statement is false or misleading and would require extensive editing in order to bring such statements into compliance with the Commission's rules.

Mr. Chevedden, the proxy for the proponent, clearly understands the need to avoid false and misleading statements in share owner proposals. See, e.g., Maytag Corporation (March 14, 2002) (requiring that various statements either be deleted in their entirety, or omitted unless the proponent provided factual support for the statements); Southwest Airlines Co. (March 13, 2001) (providing that various statements in the proposal may be omitted unless the proponent provided "factual support in the form of a citation to a specific source"); Raytheon Company (February 26, 2001) (requiring that various statements in the proposal either be deleted in their entirety or be factually supported); Northrop Grumman Corporation (February 16, 2001) (requiring that various statements in the proposal be deleted in their entirety, that various other statements be factually supported, and that still others be revised in the manner specified by the

Staff); The Boeing Company (February 7, 2001) (same); and Honeywell International Inc. (March 2, 2000) (requiring that various statements in the proposal either be deleted in their entirety, or revised in the manner specified by the Staff).

If the Staff does not believe that the presence of these false and misleading statements in the Proposal warrants exclusion of the entire Proposal under Rule 14a-8(i)(3), then we ask the Staff to require that these statements be removed from the Proposal or, alternatively, revised, consistent with the authorities cited above.

III. The Proposal Has Been Substantially Implemented and Rendered Moot.

Rule 14a-8(i)(10) permits a company to omit a share owner proposal if the proposal has been rendered moot. To be moot, the proposal need not be implemented in full or precisely as presented. Rather, the standard is whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. See SEC Release No. 34-20091 (August 16, 1983), at II.E.6. As discussed further below, GE believes that its recent corporate governance changes include policies, practices, and procedures that have substantially implemented the essential objective of the Proposal and met its underlying concerns.

The Staff has consistently taken the position that share owner proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices, and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., The Talbots Inc. (April 5, 2002) (proposal requesting that the company commit to the implementation of a code of conduct based on ILO human rights standards was excludable because the company had formerly established and implemented similar standards); The Gap, Inc. (March 16, 2001) (proposal requesting that the company's board provide a report on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, and discussed child labor issues with share owners); and Texaco, Inc. (March 28, 1991) (proposal requesting that the company subscribe to the "Valdez principles" was excludable because "the policies, practices and procedures administered by the [c]ompany address the operational and managerial programs as well as make provision for periodic assessment and review as outlined by the guidelines in the proposal").

A. <u>GE has made changes to strengthen Board oversight.</u>

The essential objective of the Proposal is to address the perceived pitfalls of having unitary leadership of the Company by making changes in the leadership structure of the Board of Directors -- that is, by separating the roles of the Chairman and CEO. This is clear from the Proponent's supporting statement, where she repeatedly argues in favor of independent management oversight and greater management accountability and makes various tangential references to CEO compensation issues. While GE believes that it has always had independent management oversight, management accountability to its Board, and an effective and independent Management Development and Compensation Committee that oversees the compensation of its CEO, GE's recent corporate governance changes both accomplish the essential objective of the Proposal, as well as address the underlying concerns raised in the proponent's supporting statement.

As noted before, and as stated in GE's press release of November 7, 2002 attached as Annex 1, GE has announced changes in corporate governance "designed to strengthen the board of directors' oversight of management and to serve the long-term interests of shareowners, employees and other stakeholders."

The changes, which include structural changes in GE's Board leadership, were the product of a three-month Board process that involved a detailed review of issues, materials, and options, culminating in two special Board meetings. Among the changes are: (i) a new, stricter standard of "independence" for GE directors; (ii) a stated goal of having at least two-thirds of GE's directors be independent; (iii) a requirement that GE's non-employee directors meet without management at least three times a year; and (iv) the appointment of an independent director who will among other things (a) preside at the non-employee director meetings and call additional such meetings as deemed appropriate, (b) advise on the selection of committee chairs, and (c) advise on the agenda for Board meetings. Further, GE's Board has determined that the presiding independent director will be the Chairman of the Management Development and Compensation Committee, which consists solely of independent directors and has primary responsibility for overseeing the CEO's compensation.

GE believes that, taken together, these enhanced corporate governance policies, practices and procedures have accomplished the essential objective sought by the Proposal and have addressed the proponent's underlying concerns. Thus, GE has changed its leadership structure by appointing a presiding independent director with oversight responsibilities designed to avoid the perceived pitfalls of unitary leadership.

B. GE has designated a presiding independent director.

The appointment of a presiding independent director is a well-accepted corporate governance alternative leadership structure to the separation of the roles of the chairman and CEO as a means to address the perceived inefficiencies of unitary leadership. See, e.g., Calpers U.S. Corporate Governance Core Principles & Guidelines (The United States) (www.calpers-governance.org/principles/domestic/us/page04.asp) (April 13, 1998), at 5 ("To instill independent leadership, CalPERS suggests: 3. When the chair of the board also serves as the company's chief executive officer, the board designates - - formally or informally - - an independent director who acts in a lead capacity to coordinate the other independent directors"); Council of Institutional Investors Corporate Governance Policies (www.cii.org/corp_governance), at C.5 ("If the CEO is chairman, a contact director should be specified for directors wishing to discuss issues or add agenda items that are not appropriately or best forwarded to the chair/CEO."); The 2001-2002 National Association of Corporate Directors Public Company Governance Survey, at 1, 15 (reporting as alternative mechanisms for avoiding "the pitfalls of unitary leadership structure," separation of the chairman and CEO positions or the "selection of a 'lead' director"; identifying as "alternative[s] to title unification" the "separation" of CEO and chairman titles or "allowing outside directors on each board to select a 'lead' director from amongtheir ranks"); Report of the National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism (2001 Edition), at 4 (in discussing how to "creat[e] independent leadership roles," suggesting that "[b]oards should consider formally designating a non-executive chairman or other independent board leader").

Thus, GE's adoption of the presiding independent director model substantially implements the Proposal. In light of the appointment and oversight responsibilities of GE's presiding independent director, and the other changes made to GE's corporate governance policies, practices, and procedures, it is difficult to understand how separating the roles of GE's Chairman and CEO would further, in any significant way, the essential objective sought by the Proposal or better addresses the Proposal's underlying concerns. Accordingly, for all of the reasons stated above, GE believes that the Proposal is excludable under Rule 14a-8(i)(10) as moot.

IV. The Proposal Relates to the Ordinary Business Operations of GE.

Rule 14a-8(i)(7) states that a company may omit a share owner proposal if it "deals with a matter relating to the company's ordinary business operations." In its 1998 release amending the share owner proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998), at 11. As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that the second rationale may be implicated where the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Id.

The Staff has consistently held that proposals concerning requests to seek new management, hire or terminate officers, censure officers, and change the duties of officers are excludable as matters relating to the company's ordinary business operations. See, e.g., UAL Corp. (March 15, 1990) (proposal requesting a censure of an executive officer); Exxon Corporation (January 26, 1990) (proposal to remove the chief executive officer); Philadelphia Electric Company (January 29, 1988) (proposal to terminate the chairman and president); Middle South Utilities, Inc. (January 25, 1988) (proposal to replace the chairman and the president of the company); Public Service Company of Colorado (March 19, 1987) (proposal to seek new leadership in management of the company); and US Air, Inc. (February 1, 1980) (proposal to create separate offices for the chairman and president).

While we have not found any no-action letters where the Staff has specifically held that a proposal requesting that a company separate the roles of the chairman and CEO may be omitted under Rule 14a-8(i)(7), we do not believe that the Staff has ever been presented with a case involving such a proposal where a company had already appointed a presiding, or lead, independent director and implemented other policies, practices, and procedures that accomplish the essential objective and address the underlying concern of the proposal. Indeed, regardless of whether a share owner proposal requesting the board to separate the role of chairman and CEO were in the ususal case considered to be a significant policy matter not excludable under Rule 14a-8(i)(7), that is not the issue presented by the instant case: Instead, the issue is whether the GE Board's choice to address the perceived deficiencies of a unitary leadership structure by adopting policies, practices, and procedures based on the presiding independent director model, rather than a separation of the roles of chairman and CEO, rises to such a level. In other words, while share owners may have a legitimate role in requesting a board to address the perceived deficiencies raised by the unitary leadership structure, it would seem that the board's choice of how to do so -- through a presiding independent director model, or a separation of the role of the chairman and CEO -- would fall within the board's business discretion as both a matter of the day-to-day operations of the Company, and as a choice of method with respect to which the share owners "as a group," are "not . . . in a position to make an informed judgment."

Accordingly, GE believes that its decision to address the perceived deficiencies of the unitary leadership structure by choosing between appointing a lead director, as GE has done, or separating the roles of Chairman and CEO, as requested by the Proposal, is a matter relating to the Company's ordinary business operations. While GE recognizes that the Proposal's objective in avoiding the perceived deficiencies of unitary leadership may be a significant policy issue, the Board's choice of the specific method to achieve that objective is clearly a matter relating to the Company's ordinary business operations. See, e.g., Z-Seven Fund, Inc. (November 3, 1999) (although proposal relating to the adoption and implementation of a special committee report addressed matters outside the scope of ordinary business matters, other matters contained in the proposal addressing the method of implementing the report are ordinary business matters, and thus the entire proposal was excludable).

Accordingly, for all of the above reasons, GE believes that the Proposal is excludable under Rule 14a-8(i)(7).

* * *

Five additional copies of this letter and the enclosure are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, both Ms. Quirini and Mr. Chevedden are being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosure

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Helen Quirini
2917 Hamburg Street
Schenectady, NY 12303

John Chevedden
2215 Nelson Ave., 205
Redondo Beach, CA 90276

EXHIBIT A

6 – Independent Board Chairman

Shareholders recommend the Board of Directors amend the bylaws to require that an independent director, who has not served as CEO of the Company, shall serve as Chairman of the Board of Directors.

This proposal is submitted by Helen Quirini, 2917 Hamburg Street, Schenectady, NY 12303

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Shareholders believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

Corporate governance experts have questioned how one person, serving as both Chairman and CEO, can effectively monitor and evaluate his or her own performance. Shareholders believe the current combination of chairman and CEO roles is a conflict of interest because one of the chairman's main functions is to monitor the CEO.

Peter Crist, vice chairman of Korn/Ferry International said separating the role of CEO and Chairman is healthy and a growing trend. Consolidating the two roles under one person sometimes leads to the "imperial CEO," Crist said. "When you aggregate all the power in one person, that's very difficult to check," he said.

Under the current system our Chairman Jack Welch left our company with $800 million in company stock. Yet retirees are sometimes left with less than an $800 a month pension after 30 years of service. Plus little hope of a cost of living allowance.

According to Plato if the CEO takes too large a share of the rewards, it makes a mockery of the contributions of all the other employees in a successful organization.

Two-thirds of directors favor splitting the roles of chairman and CEO as a way to reform the way corporations operate and prevent business collapses like Enron, said a McKinsey & Co. corporate governance survey.

Shareholders believe that an independent Chairman will strengthen the Board's integrity and improve its oversight of management. An independent chairman is particularly important at our company where there is a pronounced lack of independence in many individual directors.

According to our company's 2002 proxy statement the majority of our board is made up of:

- Current employees
- Former employees
- Directors who bill GE for legal and financial work
- Directors who have private business deals with our company

To ensure a check and balance oversight of our long-term investment vote for an:

Independent Board Chairman
Yes on 6

Press Releases

GE Announces Corporate Governance Changes

FAIRFIELD, Conn.--(BUSINESS WIRE)--Nov. 7, 2002--GE today announced changes in corporate governance designed to strengthen the board of directors' oversight of management and to serve the long-term interests of shareowners, employees and other stakeholders.

The actions implement requirements of the Sarbanes-Oxley legislation and the proposed New York Stock Exchange listing requirements, as well as GE's own vision of good governance. They are the product of a three-month board process that involved detailed review of issues, materials and options and culminated in two special board meetings. A summary of the key changes is below.

The changes are contained in GE's corporate governance documents, which are available on a new corporate governance website, www.ge.com/governance. The documents include: GE's corporate governance principles; charters and key practices of the board committees; and a list of board and committee members who will serve effective January 1, 2003.

GE Chairman and CEO Jeffrey R. Immelt said, "In preparing and making public these documents, we were guided by some basic ideas: We should talk externally the way we run GE internally. We should try to satisfy the spirit, not just the letter, of the new corporate governance requirements. We should act promptly to implement changes in governance, and not wait for 'formal' effective dates in the law that may be many months in the future.

"I want directors to probe with hard questions which stretch management so that, within the context of mutual respect, board meetings can deal in depth with core issues affecting the long-term interests of shareowners and other stakeholders," Immelt said. "By the same token, I expect directors to have even greater involvement and participation in GE -- in understanding the Company and advising the management team.

"Directors need to be our most constructive critics and our wisest counselors," Immelt said. "In short, they need to be engaged and committed partners in our task of continuing to make GE a great company, and a good company."

Unless otherwise required by law or company practice, the actions described in the governance documents will become effective on January 1, 2003.

GE (NYSE:GE) is a diversified technology and services company dedicated to creating products that make life better. From aircraft engines and power generation to financial services, medical imaging, television programming and plastics, GE operates in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit http://www.ge.com.

General Electric Company
Changes in Governance Practices

Key governance actions taken by GE include:

-- On January 1, 2003, 11 of GE's 17 directors will be independent under NYSE standards (11 of the 19 current members are independent). GE's goal is for two-thirds of its directors to be independent.

-- GE will consider directors independent if the sales to, and purchases from, GE total less than one percent of the revenues of the companies they serve as executive officers.

Similar tests will be applied to loans from and to GE -- and to charitable contributions from GE to an organization that a GE director serves as officer or director.

-- Audit Committee members must meet an additional "independence" test under Sarbanes-Oxley: their directors' fees must be the only compensation they receive from the Company. GE will apply this stricter test to members of the Management Development and Compensation Committee and Nominating and Corporate Governance Committee, even though not required by law to do so.

-- Non-employee directors will meet without management at least three times a year. The board has decided that the chairperson of the compensation committee, currently Andrew C. Sigler, will serve as presiding director at these meetings. The non-employee directors will meet more often if the presiding director so directs.

-- The presiding director will also advise on the selection of committee chairs and on the agenda for board meetings.

-- In December of each year, the CEO will discuss with the full board key future issues relating to strategy, risk and integrity that the board should consider. The board then will set a schedule of major discussion items for the following year.

-- Each director will visit two of GE's businesses a year without the presence of corporate management so that directors can have direct exchanges with operating leadership.

-- The Board has established an annual self-evaluation process under which information will be gathered annually in November and then discussed at both Board and Committee meetings in December.

-- Directors who also serve as CEOs should not serve on more than two public company boards in addition to the GE board, and other directors should not serve on more than four public company boards in addition to the GE board. The chair of the Audit Committee should not serve on more than one other audit committee of a public company, and other members of the Audit Committee should not serve on more than two.

-- The responsibilities of the Audit Committee will increase, and it will meet at least seven times per year. These responsibilities include: review of public disclosure processes and public financial disclosures -- 10Qs, 8Ks, 10K, earnings releases, presentations to analysts and rating agencies; review of key auditing principles and decisions; approval of independent auditor and all audit and non-audit work; concurrence in the appointment of the head of the internal Corporate Audit Staff; review of the annual audit plan conducted by both internal and independent auditors; and separate quarterly meetings with head of internal auditors and with independent auditor.

-- As announced in July 2002, GE senior management are required to hold a specified amount of GE stock as a multiple of the executive's base salary, as well as holding for at least one year the net shares of GE stock that they receive by exercising stock options.

-- To align its interests with the long-term interests of shareowners, the Board decided that Deferred Stock Units (DSUs) will be 60 percent of the annual director compensation in the future. These DSUs will not pay out until one year after a director leaves the board. DSUs will replace stock options as the equity portion of annual director compensation going forward, and when directors exercise existing stock options they will be subject to the same one-year holding period that applies to GE senior management.

--30--mem/ny*

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A.G. Lafley and Robert J. Swieringa Join GE Board

FAIRFIELD, Conn.--(BUSINESS WIRE)--Oct. 28, 2002--Alan G. "A.G." Lafley, 55, chairman of the board, president and chief executive of the Procter & Gamble Company, and Robert J. Swieringa, 60, dean of the Johnson School of Management at Cornell University, have been elected to the board of the General Electric Company, the world's largest diversified technology, services and manufacturing company.

Both new directors satisfy the independence requirements under the proposed New York Stock Exchange rules. Lafley has been appointed to GE's Nominating and Corporate Governance committee. Dr. Swieringa, a nationally recognized accounting expert, has been appointed to the Audit committee, in part to meet the requirements of the Sarbanes-Oxley legislation encouraging public companies to have a "financial expert" on their audit committees.

Lafley became chairman of the board at P&G, the worldwide consumer products company, in 2002, after being named president and chief executive in 2000.

"The GE Board is gaining a leading and respected voice on corporate governance and a terrific business strategist in A.G. Lafley," GE Board Chairman and CEO Jeff Immelt said. "His vast knowledge of consumer markets and his innovative approach to building brand and product strength will help GE continue to grow and create shareowner value."

Lafley joined P&G in 1977 in marketing and held a variety of positions in P&G's laundry and cleaning businesses before being named group vice president in 1992. In 1995, Lafley was named executive vice president with responsibility for Asia. In 1999, he was named president of P&G's global Beauty Care business and the North America market development organization.

Lafley earned a bachelor's degree in History from Hamilton College and a master's degree in business administration from Harvard Business School. Before joining P&G, Lafley served five years in the U.S. Navy.

Dr. Swieringa was named Anne and Elmer Lindseth Dean and Professor of Accounting at the Samuel Curtis Johnson Graduate School of Management at Cornell in 1997. From 1986 to 1996, Dr. Swieringa was a member of the Financial Accounting Standards Board (FASB), the policy-making organization for accounting issues in the United States. He has held faculty positions at Cornell, the School of Management at Yale University and the Graduate School of Business at Stanford University.

Immelt said, "Dr. Swieringa is one of the world's outstanding accounting scholars and educators and has helped shape and strengthen the nation's accounting standards. The GE Board will benefit greatly from his diverse experiences and his vast knowledge of corporate accounting issues."

Dr. Swieringa earned a bachelor's degree in economics from Augustana College (Illinois), a master's degree in business administration at the University of Denver and a doctorate in accounting and complex organizations at the University of Illinois. He has been active in the American Accounting Association.

He is the co-author of four books on accounting and has authored or co-authored more than 50 articles in scholarly journals. Prior to his academic career, Dr. Swieringa managed a family-owned business, Hammond Organ Studios, in Iowa and Illinois.

Today's elections brings the membership of GE's board to 19.

GE (NYSE:GE) is a diversified technology and services company dedicated to creating products that make life better. From aircraft engines and power generation to financial services, medical imaging, television programming and plastics, GE operates in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit http://www.ge.com.

--30--bp/ny*

CONTACT: For General Electric Company
Gary Sheffer, 203/373-3476

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Ralph S. Larsen Joins GE Board of Directors

FAIRFIELD, Conn.--(BUSINESS WIRE)--July 29, 2002--Ralph S. Larsen, 63, former Chairman of the Board and Chief Executive Officer of Johnson & Johnson, has been elected to the board of the General Electric Company, the world's largest diversified services, technology and manufacturing company. His election brings the membership of GE's board to 17.

GE Chairman and CEO Jeff Immelt said, "We're excited and honored to have someone of Ralph Larsen's stature and experience on the GE Board. At J&J, Ralph was all about consistent growth, unyielding integrity and innovative global thinking, a management philosophy that matches our values and our agenda at GE. He'll be an asset to the board and a terrific resource for our business leaders."

Larsen joined Johnson & Johnson, the diversified international health care company, as a manufacturing trainee with the Johnson & Johnson Domestic Operating Company in 1962, advancing through a series of increasingly responsible assignments in manufacturing and distribution. He was named vice president of marketing for the McNeil Consumer Products Company in 1980. Larsen left Johnson & Johnson for two years to serve as president of Becton Dickinson's Consumer Products Division and returned to Johnson & Johnson as president of its Chicopee subsidiary in 1983.

In 1986, Larsen was named a company group chairman and later that year was promoted to Vice Chairman of the Executive Committee and Chairman of the Consumer Sector. Larsen was elected to the Johnson & Johnson Board of Directors in 1987. He was named Chairman of the Board and Chief Executive Officer in 1989 and stepped down as Chairman on April 25, 2002.

A graduate of Hofstra University, Mr. Larsen also is a veteran of the U.S. Navy.

He currently serves as a member of the Board of Directors of Xerox Corporation and AT&T Wireless and is a fellow of the American Academy of Arts and Sciences. Larsen is former Co-Chairman and member of the Policy Committee of the Business RoundTable, former Chairman and member of the Executive Committee of the Business Council and previously served as a member of the President's Advisory Committee for Trade Policy and Negotiations.

He and his wife, Dorothy, are the parents of three children.

--30--db/in*

CONTACT: General Electric Company
Gary Sheffer, 203/373-3476
gary.Sheffer@corporate.ge.com

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Governance Principles

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Governance Principles

The following principles have been approved by the board of directors and, along with the charters and key practices of the board committees, provide the framework for the governance of GE. The board recognizes that there is an on-going and energetic debate about corporate governance, and it will review these principles and other aspects of GE governance annually or more often if deemed necessary.

1. Role of Board and Management. GE's business is conducted by its employees, managers and officers, under the direction of the chief executive officer (CEO) and the oversight of the board, to enhance the long-term value of the company for its shareowners. The board of directors is elected by the shareowners to oversee management and to assure that the long-term interests of the shareowners are being served. Both the board of directors and management recognize that the long-term interests of shareowners are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large.

2. Functions of Board. The board of directors has 8 scheduled meetings a year at which it reviews and discusses reports by management on the performance of the company, its plans and prospects, as well as immediate issues facing the company. Directors are expected to attend all scheduled board and committee meetings. In addition to its general oversight of management, the board also performs a number of specific functions, including:

a. selecting, evaluating and compensating the CEO and overseeing CEO succession planning;

b. providing counsel and oversight on the selection, evaluation development and compensation of senior management;

c. reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;

d. assessing major risks facing the company---and reviewing options for their mitigation; and

e. ensuring processes are in place for maintaining the integrity of the company---the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders.

3. Qualifications. Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the shareowners. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a board representing diverse experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the company's global activities.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time. Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities.

Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board. Current positions in excess of these limits may be maintained unless the board determines that doing so would impair the director's service on the GE board.

The board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be renominated annually until they reach the mandatory retirement age. The board self-evaluation process described below will be an important determinant for board tenure. Directors will not be nominated for election to the board after their 73rd birthday, although the full board may nominate candidates over 73 for special circumstances.

4. Independence of Directors. A majority of the directors will be independent directors under the proposed New York Stock Exchange (NYSE) rules. The board has determined that on January 1, 2003, 11 of GE's 17 directors will be independent.

All future non-employee directors will be independent. GE will seek to have a minimum of ten independent directors at all times, and it is the board's goal that at least two-thirds of the directors will be independent under the NYSE guidelines. Directors who do not meet the NYSE's independence standards also make valuable contributions to the board and to the company by reason of their experience and wisdom.

To be considered independent under the proposed NYSE rules, the board must determine that a director does not have any direct or indirect material relationship with GE. The board has established the following guidelines to assist it in determining director independence in accordance with that proposed rule:

a. A director will not be independent if, within the preceding five years: (i) the director was employed by GE; (ii) an immediate family member of the director was employed by GE as an officer; (iii) the director was employed by or affiliated with GE's independent auditor; (iv) an immediate family member of the director was employed by GE's independent auditor as a partner, principal or manager; or (v) a GE executive officer was on the board of directors of a company which employed the GE director, or which employed an immediate family member of the director as an officer;
b. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence: (i) if a GE director is an executive officer of another company that does business with GE and the annual sales to, or purchases from, GE are less than one percent of the annual revenues of the company he or she serves as an executive officer; (ii) if a GE director is an executive officer of another company which is indebted to GE, or to which GE is indebted, and the total amount of either company's indebtedness to the other is less than one percent of the total consolidated assets of the company he or she serves as an executive officer; and (iii) if a GE director serves as an officer, director or trustee of a charitable organization, and GE's discretionary charitable contributions to the organization are less than one percent of that organization's total annual charitable receipts. (GE's automatic matching of employee charitable contributions will not be included in the amount of GE's contributions for this purpose.) The board will annually review all commercial and charitable relationships of directors. Whether directors meet these categorical independence tests will be reviewed and will be made public annually prior to their standing for re-election to the board.
c. The following 11 directors are independent under the foregoing guidelines: Cash, Fudge, Gonzalez, Jung, Langone, Lafley, Larsen, Lazarus, Sigler, Swieringa and Warner.
d. For relationships not covered by the guidelines in subsection (b) above, the determination of whether the relationship is material or not, and therefore whether the

director would be independent or not, shall be made by the directors who satisfy the independence guidelines set forth in subsections (a) and (b) above. For example, if a director is the CEO of a company that purchases products and services from GE that are more than one percent of that company's annual revenues, the independent directors could determine, after considering all of the relevant circumstances, whether such a relationship was material or immaterial, and whether the director would therefore be considered independent under the proposed NYSE rules. The company would explain in the next proxy statement the basis for any board determination that a relationship was immaterial despite the fact that it did not meet the categorical standards of immateriality set forth in subsection (b) above.

The company will not make any personal loans or extensions of credit to directors or executive officers, other than consumer loans or credit card services on terms offered to the general public. No director or family member may provide personal services for compensation to the company.

5. **Size of Board and Selection Process.** The directors are elected each year by the shareowners at the annual meeting of shareowners. Shareholders may propose nominees for consideration by the nominating and corporate governance committee by submitting the names and supporting information to: Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. The board proposes a slate of nominees to the shareowners for election to the board. The board also determines the number of directors on the board provided that there are at least 10. Between annual shareowner meetings, the board may elect directors to serve until the next annual meeting. The board believes that, given the size and breadth of GE and the need for diversity of board views, the size of the board should be in the range of 15 directors.

6. **Board Committees.** The board has established the following committees to assist the board in discharging its responsibilities: (i) audit; (ii) management development and compensation; (iii) nominating and corporate governance; and (iv) public responsibilities. The current charters and key practices of these committees are published on the GE website, and will be mailed to shareowners on written request. The committee chairs report the highlights of their meetings to the full board following each meeting of the respective committees. The committees occasionally hold meetings in conjunction with the full board. For example, it is the practice of the audit committee to meet in conjunction with the full board in February so that all directors may participate in the review of the annual financial statements for the prior year and financial plans for the current year.

7. **Independence of Committee Members.** In addition to the requirement that a majority of the board satisfy the independence standards discussed in section 4 above, members of the audit committee must also satisfy an additional NYSE independence requirement. Specifically, they may not directly or indirectly receive any compensation from the company other than their directors' compensation. As a matter of policy, the board will also apply this additional requirement to members of the management development and compensation committee and to members of the nominating and corporate governance committee.

8. **Meetings of Non-Employee Directors.** The board will have at least three regularly scheduled meetings a year for the non-employee directors without management present. The directors have determined that the chairman of the management development and compensation committee will preside at such meetings, and will serve as the presiding director in performing such other functions as the board may direct, including advising on the selection of committee chairs and advising management on the agenda for board meetings. The non-employee directors may meet without management present at such other times as determined by the presiding director.

9. **Self-Evaluation.** As described more fully in the key practices of the nominating and corporate governance committee, the board and each of the committees will perform an annual self-evaluation. Each November, the directors will be requested to provide their assessments of the effectiveness of the board and the committees on which they serve. The individual assessments will be organized and summarized by an independent corporate governance expert for discussion with the board and the committees in December.

10. Setting Board Agenda. The board shall be responsible for its agenda. At the December board meeting, the CEO will propose for the board's approval key issues of strategy, risk and integrity to be scheduled and discussed during the course of the next calendar year. Before that meeting, the board will be invited to offer its suggestions. As a result of this process, a schedule of major discussion items for the following year will be established. Prior to each board meeting, the CEO will discuss the other specific agenda items for the meeting with the presiding director. The CEO and the presiding director, or committee chair as appropriate, shall determine the nature and extent of information that shall be provided regularly to the directors before each scheduled board or committee meeting. Directors are urged to make suggestions for agenda items, or additional pre-meeting materials, to the CEO, the presiding director, or appropriate committee chair at any time.

11. Ethics and Conflicts of Interest. The board expects GE directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the policies comprising GE's code of conduct set forth in the company's integrity manual, The Spirit and Letter of Our Commitment. The board will not permit any waiver of any ethics policy for any director or executive officer. If an actual or potential conflict of interest arises for a director, the director shall promptly inform the CEO and the presiding director. If a significant conflict exists and cannot be resolved, the director should resign. All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests.The board shall resolve any conflict of interest question involving the CEO, a vice chairman or a senior vice president, and the CEO shall resolve any conflict of interest issue involving any other officer of the company.

12. Reporting of Concerns to Non-Employee Directors or the Audit Committee. Beginning on January 1, 2003, anyone who has a concern about GE's conduct, or about the company's accounting, internal accounting controls or auditing matters, may communicate that concern directly to the presiding director, to the non-employee directors, or to the audit committee. Such communications may be confidential or anonymous, and may be e-mailed, submitted in writing, or reported by phone to special addresses and a toll-free phone number that will be published on the company's website. All such concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by GE's ombudsman in the same way that other concerns are addressed by the company. The status of all outstanding concerns addressed to the non-employee directors, the presiding director, or the audit committee will be reported to the directors on a quarterly basis. The non-employee directors, the presiding director, or the audit committee may direct special treatment, including the retention of outside advisors or counsel, for any concern addressed to them. The company's integrity manual prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

13. Compensation of Board. The nominating and corporate governance committee shall have the responsibility for recommending to the board compensation and benefits for non-employee directors. In discharging this duty, the committee shall be guided by three goals: compensation should fairly pay directors for work required in a company of GE's size and scope; compensation should align directors' interests with the long-term interests of shareowners; and the structure of the compensation should be simple, transparent and easy for shareowners to understand. As discussed more fully in the key practices of the nominating and corporate governance committee, the committee believes these goals will be served by providing 40% of non-employee director compensation in cash and 60% in deferred stock units starting in 2003. At the end of each year, the nominating and corporate governance committee shall review non-employee director compensation and benefits.

14. Succession Plan. The board shall approve and maintain a succession plan for the CEO and senior executives, based upon recommendations from the management development and compensation committee.

15. Annual Compensation Review of Senior Management. The management development and compensation committee shall annually approve the goals and objectives for compensating the CEO. That committee shall evaluate the CEO's performance in light of these goals before setting the CEO's salary, bonus and other incentive and equity compensation. The committee shall also annually approve the compensation structure for the company's officers, and shall evaluate the performance of the company's senior executive officers before approving their salary, bonus and other incentive and equity compensation.

16. Access to Senior Management. Non-employee directors are encouraged to contact senior managers of the company without senior corporate management present. To facilitate such contact, non-employee directors are expected to make two regularly scheduled visits to GE businesses a year without corporate management being present.

17. Access to Independent Advisors. The board and its committees shall have the right at any time to retain independent outside financial, legal or other advisors.

18. Director Orientation. The general counsel and the chief financial officer shall be responsible for providing an orientation for new directors, and for periodically providing materials or briefing sessions for all directors on subjects that would assist them in discharging their duties. Each new director shall, within six months of election to the board, spend a day at corporate headquarters for personal briefing by senior management on the company's strategic plans, its financial statements, and its key policies and practices.

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Director Independence

- > **Governance**
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- • GE Director Independence
- > GE Board Composition
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Directors will be considered "independent" if the sales to, and buys from, GE are less than one percent of the revenues of companies they serve as executive officers, and if loans provided by GE to a company they serve as executive officers, and loans received by GE from such companies, constitute less than one percent of the total assets of such company. Moreover, if a GE director serves as an officer or director of a charitable organization, the GE director will be considered "independent", if GE donates less than one percent of that organization's annual charitable receipts.
Jeff Immelt, Chairman of the Board & CEO

As of January 1, 2003, 11 of 17 GE directors will be independent under proposed NYSE guidelines. Below is a list of each director's independence.

Independent



> **James I. Cash, Jr.**
Director since 1997



> **Ann M. Fudge**
Director since 1999



> **Claudio X. Gonzalez**
Director since 1993



> **Andrea Jung**
Director since 1998



> **A.G. Lafley**
Director since 2002



> **Kenneth G. Langone**
Director since 1999

Management Directors



> **Jeffrey R. Immelt**
Chairman of the Board and CEO, General Electric Company
Director since 2000



> **Dennis D. Dammerman**
Vice Chairman
Director since 1994



> **Gary L. Rogers**
Vice Chairman
Director since 2001



> **Bob Wright**
Vice Chairman
Director since 2000

Material Relationship with GE



> **Sam Nunn**
Director since 1997



> **Roger S. Penske**
Director since 1994



> **Ralph S. Larsen**
Director since 2002



> **Rochelle B. Lazarus**
Director since 2000



> **Andrew C. Sigler**
Director since 1984



> **Robert J. Swieringa**
Director since 2002



> **Douglas A. Warner III**
Director since 1992

Paolo Fresco and Scott McNealy will leave the GE Board at the end of 2002. Read Jeff Immelt's statement thanking them for their service to GE.



> **Paolo Fresco**
Director since 1990



> **Scott G. McNealy**
Director since 1999

GE Board Composition

> **Governance**
> GE Governance Principles
> GE Director Independence
• GE Board Composition
GE Board Committees
> Audit Committee
> Management Development and Compensation Committee
> Nominating and Corporate Governance Committee
> Public Responsibilities Committee
> Governance News and Views
> Past GE Directors
> Certificate of Incorporation and By-Laws

Below reflects the GE Board Composition as of January 1,

	Audit Committee	Nominating and Corporate Governance Committee	Management Development and Compensation Committee	Public Responsibilities Committee
Outside Directors				
Independent				
> James I. Cash, Jr.	X			X
> Ann M. Fudge	X			X
> Claudio X. Gonzalez	Chair	X	X	
> Andrea Jung		X	X	
> A.G. Lafley		X		
> Kenneth G. Langone*	X	X	X	
> Ralph S. Larsen		X		
> Rochelle B. Lazarus		X		X
> Andrew C. Sigler	X	X	Chair	
> Robert J. Swieringa	X			
> Douglas A. Warner III*	X	Chair	X	
Material Relationships with GE				
> Sam Nunn				Chair
> Roger S. Penske				X
Inside Directors				
Management Directors				
> Jeffrey R. Immelt				X
> Dennis D. Dammerman				X
> Gary L. Rogers				X
> Bob Wright				X

* The 2002 GE proxy statement described relationships between GE and Kenneth G. Langone and Douglas A. Warner, III. During 2002, these relationships changed. Mr. Langone's company has ceased providing brokerage services to GE. Also, Mr. Warner retired from J.P. Morgan Chase & Co., at the end of 2001. Thus , they are both independent under proposed NYSE independence rules.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2002

The proposal recommends that the board of directors amend the bylaws to require an independent director, who has not served as CEO of the company serve as chairman of the board.

We are unable to concur in your view that GE may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "The primary purpose of the Board . . ." and ends ". . . management, including the CEO" as the proponent's opinion;
- in each sentence that begins "Shareholders believe . . . ," delete the reference to "Shareholders" and recast the sentence as the proponent's belief;
- provide a citation to a specific source for the sentence that begins "Corporate governance experts . . ." and ends ". . . his or her own performance";
- provide a citation to a specific source for the paragraph that begins "Peter Crist, vice chairman . . ." and ends ". . . power in one person, that's very difficult to check,' he said";
- delete the paragraph that begins "Under the current system our Chairman . . ." and ends ". . . cost of living allowance";
- delete the sentence that begins "According to Plato . . ." and ends ". . . in a successful organization"; and
- provide factual support in the form of a citation to a specific source for the sentence that begins "Two-thirds of directors favor splitting the roles . . ." and ends ". . . McKinsey & Co. corporate governance survey".

Accordingly, unless the proponent provides GE with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials under rule 14a-8(i)(7).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GE may omit the proposal from its proxy materials under rule 14a-8(i)(10).

Sincerely,

Katherine W. Hsu
Attorney-Advisor